(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

February 17, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Commonwealth Trust II (the trust): Fidelity Strategic Advisers Value Fund (the fund) File No. 811-21990

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14c-5(b) of Regulation 14C under the Securities Exchange Act of 1934 is a definitive copy of the Information Statement scheduled to be mailed to shareholders of the fund.

The Annual Report to shareholders was filed for Fidelity Commonwealth Trust II pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Information Statement is tagged to indicate changes made since the preliminary filing on January 22, 2010.

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/s/ Colin J. McDevitt
Colin J. McDevitt
Legal Product Group